July 30, 2024

Joseph Hummel
Chief Executive Officer
Twin Hospitality Group Inc.
5151 Belt Line Road, Suite 1200
Dallas, Texas 75254

       Re: Twin Hospitality Group Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10-12B Submitted July 8, 2024
           CIK No. 0002011954
Dear Joseph Hummel:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 7, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10-12B
Exhibit 99.1 Information Statement
Summary Historical and Pro Forma Condensed Combined Financial Information and Other Data, page 31

1. We note your response to prior comment 7. By removing the non-cash portion of lease expenses in arriving at Adjusted EBITDA you are substituting an individually-tailored recognition and measurement method for GAAP as you are removing a portion of your
       GAAP rent expense. Accordingly, please revise to remove this adjustment. Refer to
       Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures (C&DI's). Additionally, we note in your response that pre-opening expenses are normal, recurring, cash operating expenses necessary to operate your
 July 30, 2024
Page 2

       business. Please remove this adjustment as it is not consistent with the guidance in
       Question 100.01 of the C&DI   s.
Key Performance Indicators, page 105

2. We note your response to prior comment 8; however, we are unable to locate the revised disclosure on page 105. We therefore reissue the comment. Please expand your disclosure regarding the limitations on the usefulness of the restaurant-level non-GAAP measure to emphasize that the excluded costs (i.e., general and administrative expenses and pre-
       opening expenses) are essential to support the operation and development of your restaurants.
Non-GAAP Financial Metrics, page 111

3. It appears that the measure Restaurant-level adjusted EBITDA represents operations only at a restaurant level. If true, please revise the name of the measure as references to
       EBITDA suggest a measure that relates to company-wide results. Refer to questions
       103.01 and 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures.
Twin Peaks Track Record of Robust Financial Performance and Growth, page 123

4. Your revision in response to comment 14 does not address our comment, therefore, we reissue the comment. Your presentation of cash-on-cash returns for restaurants, calculated by dividing Restaurant-Level EBITDA by your initial investment after tenant allowances and sale leaseback proceeds, is a non-GAAP measure. Please provide the information required by Item 10(e) of Regulation S-K.
       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   William Wong